Suite 1650 1055 West Hastings Street Vancouver B.C. Canada V6E 2E9

VIA SEDAR

May 3, 2006

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE:	Fronteer Development Group Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Fronteer Development Group Inc. held on May 2, 2006 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors
  PricewaterhouseCoopers LLP, Chartered Accountants were re-appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

“Sean Tetzlaff”

Sean Tetzlaff C.A.
Chief Financial Officer
& Corporate Secretary